November 19, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Noble Midstream Partners LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-207560)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 17, 2015, in which we, as representatives of the several underwriters of the Partnership’s proposed public offering of common units, joined the Partnership’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, November 19, 2015, at 4:00 p.m. eastern standard time. The Partnership is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

(Signature Page Follows)

Very truly yours, BARCLAYS CAPITAL INC. ROBERT W. BAIRD & CO. INCORPORATED J.P. MORGAN SECURITIES LLC As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By: ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Curtis Goot
Name:	Curtis Goot
Title:	Managing Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu
Name:	Yaw Asamoah-Duodu
Title:	Managing Director